SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

Exhibit Index Contained on Page 14

CUSIP No. 98986T108	Schedule 13G	Page 2 of 17 Pages

1	Name of Reporting Person SOFTBANK CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 17,899,311 (1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,899,311 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,899,311 (1)(2)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 15.2% (1)(2)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 3 of 17 Pages

1	Name of Reporting Person SB Asia Pacific Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 776,824 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 776,824 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 776,824 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.8% (1)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 4 of 17 Pages

1	Name of Reporting Person Asia Infrastructure Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 776,824 (1)(3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 776,824 (1)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 776,824 (1)(3)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.8% (1)(3)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 5 of 17 Pages

1	Name of Reporting Person SB First Singapore PTE Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 776,824 (1)(4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 776,824 (1)(4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 776,824 (1)(4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.8% (1)(4)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 6 of 17 Pages

1	Name of Reporting Person SoftBank PrinceVille Investments, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,405,405 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,405,405 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,405,405 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 5.1% (1)
12	Type of Reporting Person PN

CUSIP No. 98986T108	Schedule 13G	Page 7 of 17 Pages

1	Name of Reporting Person SB PV GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,405,405 (1)(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,405,405 (1)(5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,405,405 (1)(5)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 5.1% (1)(5)
12	Type of Reporting Person PN

CUSIP No. 98986T108	Schedule 13G	Page 8 of 17 Pages

1	Name of Reporting Person SB PV GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,405,405 (1)(6)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,405,405 (1)(6)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,405,405 (1)(6)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 5.1% (1)(6)
12	Type of Reporting Person OO

CUSIP No. 98986T108	Schedule 13G	Page 9 of 17 Pages

(1)	Calculated pursuant to Rule 13d-3(d). SOFTBANK CORP., SB Asia Pacific Investments Limited and SoftBank PrinceVille Investments, L.P. are deemed to beneficially own 17,899,311, 776,824 and 5,405,405 shares of Class A Common Stock, respectively, based on beneficial ownership of 17,899,311, 776,824 and 5,405,405 shares of Class B Common Stock, respectively. The percentages are based on the aggregate number of shares of Class A Common Stock issued and outstanding as of December 15, 2011, as reported in the Issuer’s Prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (“SEC”) on December 16, 2011. Based upon information contained in the Prospectus, the percentages for SOFTBANK CORP., SB Asia Pacific Investments Limited and SoftBank PrinceVille Investments, L.P. would be 15.2%, 0.8% and 5.1%, respectively (expressed as a percentage of the total reported issued and outstanding shares of Class A Common Stock, plus 17,899,311, 776,824 and 5,405,405 shares Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by SOFTBANK CORP., SB Asia Pacific Investments Limited and SoftBank PrinceVille Investments, L.P., respectively). The rights of the holders of shares of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to seven votes per share and is convertible at any time into one share of Class A Common Stock.

(2)	This figure includes shares held directly by SB Asia Pacific Investments Limited, the sole shareholder of which is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore PTE Ltd., the sole shareholder of which is SOFTBANK CORP.

(3)	This figure includes shares held directly by SB Asia Pacific Investments Limited, the sole shareholder of which is Asia Infrastructure Investments Limited.

(4)	This figure includes shares held directly by SB Asia Pacific Investments Limited, the sole shareholder of which is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore PTE Ltd.

(5)	This figure includes shares held directly by SoftBank PrinceVille Investments, L.P., the general partner of which is SB PV GP, L.P.

(6)	This figure includes shares held directly by SoftBank PrinceVille Investments, L.P., the general partner of which is SB PV GP, L.P., the general partner of which is SB PV GP LLC.

Item 1.	(a)	Name of Issuer:

Zynga Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

699 Eighth Street, San Francisco, CA 94103

Item 2.	(a)	Name of Persons Filing:

SOFTBANK CORP., SB Asia Pacific Investments Limited, Asia Infrastructure Investments Limited, SB First Singapore PTE Ltd., SoftBank PrinceVille Investments, L.P., SB PV GP, L.P. and SB PV GP LLC.

CUSIP No. 98986T108	Schedule 13G	Page 10 of 17 Pages

	(b)	Address of Principal Business Office or, if None, Residence:

The address for SOFTBANK CORP. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, the address for SB Asia Pacific Investments Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, the address for Asia Infrastructure Investments Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, the address for SB First Singapore PTE Ltd. is 80 Robinson Road #02-00, Singapore 068898, the address for SoftBank PrinceVille Investments, L.P. is First Floor, Dorey Court, Admiral Park, St. Peter Port, Guernsey, GY1 6HJ, the address for SB PV GP, L.P. is 87 Mary Street, George Town, Grand Cayman, Cayman Islands and the address for SB PV GP LLC is 1209 Orange Street, Wilmington, DE 19801.

	(c)	Citizenship:

SOFTBANK CORP. is a corporation established under the laws of Japan, SB Asia Pacific Investments Limited is a corporation established under the laws of the Cayman Islands, Asia Infrastructure Investments Limited is a corporation established under the laws of the Cayman Islands, SB First Singapore PTE Ltd. is a corporation established under the laws of Singapore, SoftBank PrinceVille Investments, L.P. is a limited partnership established under the laws of Guernsey, SB PV GP, L.P. is a limited partnership established under the laws of the Cayman Islands and SB PV GP LLC is a limited liability company established under the laws of Delaware.

	(d)	Title of Class of Securities:

The Reporting Persons currently hold shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time by the holder thereof.

	(e)	CUSIP Number:

98986T108

Item 3.	Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

	(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

CUSIP No. 98986T108	Schedule 13G	Page 11 of 17 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 98986T108	Schedule 13G	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

SOFTBANK CORP.

By:	/s/ Kazuhiko Kasai
Name:	Kazuhiko Kasai
Title:	Director

SB Asia Pacific Investments Limited

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

Asia Infrastructure Investments Limited

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

SB First Singapore PTE Ltd.

By:	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Director

CUSIP No. 98986T108	Schedule 13G	Page 13 of 17 Pages

SoftBank PrinceVille Investments, L.P.

By:	SB PV GP, L.P., its general partner
By:	SB PV GP LLC, its general partner

By:	/s/ Steven J. Murray
Name:	Steven J. Murray
Title:	Managing Member

SB PV GP, L.P.
By:	SB PV GP LLC, its general partner

By:	/s/ Steven J. Murray
Name:	Steven J. Murray
Title:	Managing Member

SB PV GP LLC

By:	/s/ Steven J. Murray
Name:	Steven J. Murray
Title:	Managing Member

CUSIP No. 98986T108	Schedule 13G	Page 14 of 17 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 99.1 – Joint Filing Agreement	15

Exhibit 99.2 – Item 7 Information	17

CUSIP No. 98986T108	Schedule 13G	Page 15 of 17 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

SOFTBANK CORP., a Japanese corporation, SB Asia Pacific Investments Limited, a Cayman Islands corporation, Asia Infrastructure Investments Limited, a Cayman Islands corporation, SB First Singapore PTE Ltd., a Singapore corporation, SoftBank PrinceVille Investments, L.P., a Guernsey limited partnership, SB PV GP, L.P., a Cayman Islands limited partnership and SB PV GP LLC, a Delaware limited liability company each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed herewith, and any amendments thereto, relating to Class A Common Stock of Zynga Inc. is, and will be, jointly filed on behalf of each such person and further agrees that this joint filing agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this joint filing agreement as of the date set forth below.

Dated: February 14, 2012

SOFTBANK CORP.

By:	/s/ Kazuhiko Kasai
Name:	Kazuhiko Kasai
Title:	Director

SB Asia Pacific Investments Limited

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

Asia Infrastructure Investments Limited

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

CUSIP No. 98986T108	Schedule 13G	Page 16 of 17 Pages

SB First Singapore PTE Ltd.

By:	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Director

SoftBank PrinceVille Investments, L.P.

By:	SB PV GP, L.P., its general partner
By:	SB PV GP LLC, its general partner

By:	/s/ Steven J. Murray
Name:	Steven J. Murray
Title:	Managing Member

SB PV GP, L.P.
By:	SB PV GP LLC, its general partner

By:	/s/ Steven J. Murray
Name:	Steven J. Murray
Title:	Managing Member

SB PV GP LLC

By:	/s/ Steven J. Murray
Name:	Steven J. Murray
Title:	Managing Member

CUSIP No. 98986T108	Schedule 13G	Page 17 of 17 Pages

Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by Asia Infrastructure Investments Limited, SB First Singapore PTE Ltd. and SOFTBANK CORP. (except, with respect to SOFTBANK CORP., the 17,122,487 shares held directly by SOFTBANK CORP.) as parent holding companies are owned, or may be deemed to be beneficially owned, by SB Asia Pacific Investments Limited, a Cayman Islands corporation. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore PTE Ltd., the sole shareholder of which is SOFTBANK CORP. The securities being reported on by SB PV GP, L.P. and SB PV GP LLC as general partners are owned, or may be deemed to be beneficially owned, by SoftBank PrinceVille Investments, L.P., a Guernsey limited partnership. The general partner of SoftBank PrinceVille Investments, L.P. is SB PV GP, L.P., the general partner of which is SB PV GP LLC.